Exhibit (12)(i)

ROPES & GRAY LLP ONE METRO CENTER 700 12TH STREET, NW, SUITE 900 WASHINGTON, DC 20005-3948 WWW.ROPESGRAY.COM
February 1, 2010
BB&T Mid Cap Growth Fund
BB&T Funds
434 Fayetteville Street Mall, 5th Floor
Raleigh, NC 27601-0575
BB&T Mid Cap Value Fund
BB&T Funds
434 Fayetteville Street Mall, 5th Floor
Raleigh, NC 27601-0575
Ladies and Gentlemen:
     We have acted as counsel in connection with the Agreement and Plan of Reorganization (the “Agreement”) dated as of December 16, 2009 between (i) BB&T Funds, a Massachusetts business trust (the “Trust”), on behalf its series BB&T Mid Cap Growth Fund (“Acquired Fund”) and BB&T Mid Cap Value Fund (“Acquiring Fund,” together with Acquired Fund, the “Funds”), and Sterling Capital Management LLC (“Sterling Capital”). The Agreement describes a proposed transaction (the “Transaction”) to occur as of the date of this letter (the “Closing Date”), pursuant to which Acquiring Fund will acquire substantially all of the assets of Acquired Fund in exchange for shares of beneficial interest in Acquiring Fund (the “Acquiring Fund Shares”) and the assumption by Acquiring Fund of all of the liabilities of Acquired Fund following which the Acquiring Fund Shares received by Acquired Fund will be distributed by Acquired Fund to its shareholders in liquidation and termination of Acquired Fund. This opinion as to certain U.S. federal income tax consequences of the Transaction is furnished to you pursuant to Section 9(f) of the Agreement. Capitalized terms not defined herein are used herein as defined in the Agreement.
     Acquired Fund is a series of the Trust, which is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company. Shares of Acquired Fund are redeemable at net asset value at each shareholder’s option. Acquired Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Internal Revenue Code of 1986, as amended (the “Code”).
     Acquiring Fund is also a series of the Trust. Shares of Acquiring Fund are redeemable at net asset value at each shareholder’s option. Acquiring Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Code.

BB&T Mid Cap Growth Fund
BB&T Mid Cap Value Fund
     For purposes of this opinion, we have reviewed the Agreement, the Combined Proxy Statement/Prospectus dated December 21, 2009 and such other items as we have deemed necessary to render this opinion. In addition, each of Acquired Fund and Acquiring Fund has provided us with a letter dated as of the date of this letter (the “Representation Letters”) representing as to certain facts, occurrences and information upon which each of the respective entities above has indicated that we may rely in rendering this opinion.
     In reviewing the foregoing materials, we have assumed, with your permission, the authenticity of original documents, the accuracy of copies, the genuineness of signatures, the legal capacity of signatories, and the proper execution of documents. We have further assumed that (i) all representations contained in the Agreement, as well as those representations contained in the Representation Letters, are true and complete; (ii) all parties to the Agreement and any other documents examined by us have acted, and will act, in accordance with the terms of such Agreement and documents, and that the Transaction will be consummated pursuant to the terms and conditions set forth in the Agreement without the waiver or modification of any such terms and conditions (except that BB&T Asset Management, Inc., rather than Sterling Capital, will bear certain of the legal expenses incurred by the Acquired Fund in connection with the Transaction); (iii) any representation made “to the knowledge and belief” (or similar qualification) of any person or party is correct without such qualification; and (iv) as to all matters for which a person or entity has represented that such person or entity is not a party to, does not have, or is not aware of any plan, intention, understanding, or agreement, there is no such plan, intention, understanding, or agreement.
     Based on and subject to the foregoing, we are of the opinion that, although the matter is not free from doubt for the reasons set forth below, for U.S. federal income tax purposes:
(i)	The Transaction will constitute a reorganization within the meaning of Section 368(a) of the Code, and Acquired Fund and Acquiring Fund will each be a “party to a reorganization” within the meaning of Section 368(b) of the Code;

(ii)	Under section 1032 of the Code, no gain or loss will be recognized by Acquiring Fund upon the receipt of the assets of Acquired Fund in exchange for Acquiring Fund Shares and the assumption by Acquiring Fund of the liabilities of Acquired Fund;

(iii)	Under Section 362(b) of the Code, the basis in the hands of Acquiring Fund of the assets of Acquired Fund transferred to Acquiring Fund in the Transaction will be the same as the basis of such assets in the hands of Acquired Fund immediately prior to the transfer;

BB&T Mid Cap Growth Fund
BB&T Mid Cap Value Fund
(iv)	Under Section 1223(2) of the Code, the holding periods of the assets of Acquired Fund in the hands of Acquiring Fund will include the periods during which such assets were held by Acquired Fund;

(v)	Under Section 361 of the Code, no gain or loss will be recognized by Acquired Fund upon the transfer of Acquired Fund’s assets to Acquiring Fund in exchange for Acquiring Fund Shares and the assumption by Acquiring Fund of the liabilities of Acquired Fund, or upon the distribution of Acquiring Fund Shares by Acquired Fund to its shareholders in liquidation;

(vi)	Under Section 354 of the Code, no gain or loss will be recognized by Acquired Fund’s shareholders upon the exchange of their shares of Acquired Fund for Acquiring Fund Shares;

(vii)	Under Section 358 of the Code, the aggregate tax basis of Acquiring Fund Shares an Acquired Fund shareholder receives in connection with the Transaction will be the same as the aggregate tax basis of his or her Acquired Fund Shares exchanged therefor;

(viii)	Under Section 1223(1) of the Code, an Acquired Fund shareholder’s holding period for his or her Acquiring Fund Shares will be determined by including the period for which he or she held the Acquired Fund Shares exchanged therefor, provided that he or she held such Acquired Fund Shares as capital assets; and

(ix)	Acquiring Fund will succeed to and take into account the items of Acquired Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the Treasury Regulations thereunder.
We express no view with respect to the effect of the Transaction on any transferred asset as to which any unrealized gain or loss is required to be recognized under federal income tax principles (i) at the end of a taxable year or upon the termination thereof, or (ii) upon the transfer of such asset, without reference to whether such termination or transfer would otherwise be a taxable transaction.
     In connection with this opinion, we call your attention to Revenue Ruling 87-76, 1987-2 C.B. 84, published by the Internal Revenue Service (the “IRS”). In that ruling, the IRS held that the “continuity of business enterprise” requirement necessary for tax-free reorganization treatment was not satisfied in the case of an acquisition of an investment company that had historically invested in corporate stocks and bonds by an investment company that invested in municipal bonds. The IRS based its ruling on its conclusion that the business of investing in corporate stocks and bonds is not the same line of business as investing in municipal bonds, so

BB&T Mid Cap Growth Fund
BB&T Mid Cap Value Fund
that the acquiring investment company could not be viewed as continuing the historic business of the acquired investment company. We believe that the IRS’s conclusion in this ruling has always been questionable. In addition, in a series of private letter rulings issued since July 2005, the IRS has relied upon historic business representations to conclude that reorganizations involving regulated investment companies satisfied the continuity of business enterprise requirement.1 While a private letter ruling may not be used or cited as precedent pursuant to Section 6110(k)(3) of the Code, these private letter rulings suggest that the IRS’s position on this issue may be evolving, and they demonstrate that the IRS will in appropriate circumstances regard one regulated investment company as continuing the historic business of another such company. In any event, the facts of the Transaction are plainly distinguishable from those in Revenue Ruling 87-76 because, among other things, the ruling involved two investment companies that had historically invested in types of securities that differed far more dramatically and fundamentally than is the case for the two Funds involved here, which as noted below make similar and overlapping types of investments.
     We believe that Acquiring Fund and Acquired Fund are both engaged in the same line of business: each is an open-end investment company that seeks long-term growth of capital by investing at least 80 percent of its net assets in equity securities of domestic mid-capitalization companies. After the Transaction, Acquiring Fund will continue that line of business for the benefit of the stockholders of both Acquired and Acquiring Funds. Moreover, although the Acquiring Fund has demonstrated more of a “value” emphasis in its investing, as compared to the more “growth"-oriented approach of the Acquired Fund, the representations set forth in the Representation Letters establish that there is in various respects substantial overlap in the types of mid-capitalization investments made by the two Funds. While Acquiring Fund may dispose of securities formerly held by Acquired Fund, all proceeds generated by such dispositions will be reinvested in a manner consistent with the shared investment policies of both Funds. In these circumstances, we are of the opinion that Acquiring Fund will have continued the historic business of Acquired Fund for the benefit of, among others, the historic stockholders of Acquired Fund, and that the continuity of business enterprise doctrine will, as a result, be fulfilled. However, because Revenue Ruling 87-76 is the only ruling on which taxpayers can rely (i.e., the only ruling that is not a private letter ruling) dealing specifically with the application of the continuity of business enterprise requirement to a reorganization involving investment companies, our opinion cannot be free from doubt. No ruling has been or will be obtained from the IRS as to the subject matter of this opinion and there can be no assurance that the IRS or a court of law will concur with the opinion set forth above.

[1]	See Priv. Ltr. Ruls. 200942029 (July 15, 2009); 200819004 (Feb 5. 2008); 200818021 (Feb. 1, 2008); 200621012 (Feb. 10, 2006); 200621011 (Feb. 10, 2006); 200542005 (July 8, 2005); 200540001 (July 8, 2005); 200543049 (July 8, 2005); 200546007 (July 8, 2005).

BB&T Mid Cap Growth Fund
BB&T Mid Cap Value Fund
     Our opinion is based on the Code, Treasury Regulations, IRS rulings, judicial decisions, and other applicable authority, all as in effect on the date of this letter. The legal authorities on which this opinion is based may be changed at any time. Any such changes may be retroactively applied and could modify the opinions expressed above.
     Finally, our opinion is solely for the addressees’ information and use and may not be relied on for any purpose by any other person without our express written consent.

Very truly yours,
/s/ Ropes & Gray LLP
Ropes & Gray LLP